SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2002, 2001 and 2000
with Report of Independent Auditors

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2001 and 2000

Contents

Report of Independent Auditors...............................................................................F - 1

Consolidated Balance Sheets as of December 31, 2002 and 2001.................................................F - 2
Consolidated Statements of Operations for the Years Ended December 2002, 2001 and 2000.......................F - 4
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive loss for the Years
Ended December 31, 2002, 2001 and 2000.......................................................................F - 5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000...................F - 6
Notes to Consolidated Financial Statements...................................................................F - 7

REPORT OF INDEPENDENTS AUDITORS

The Board of Directors and Stockholders of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.)

We have audited the accompanying consolidated balance sheets of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Servicos de Comunicacao S.A. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.) will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in notes 3 and 6 to the accompanying consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

ERNST & YOUNG
Auditores Independentes S.C.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

Sao Paulo, Brazil
March 25, 2003 except for Note 20, as to which the date is May 6, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Expressed in thousands of United States dollars, except share amounts)

                                                                                  2002                   2001
                                                                       --------------------- -----------------------
Assets
Current assets
    Cash and cash equivalents                                           US$       15,755     US$           12,474
    Trade accounts receivable, net of allowance for
      doubtful accounts of $11,916 in 2002 and
     $10,011 in 2001                                                              29,612                   44,729
    Recoverable income tax                                                         2,389                   10,123
    Prepaid expenses                                                               3,109                    5,998
    Other assets                                                                   1,685                    4,230
                                                                       --------------------- -----------------------
Total current assets                                                    US$       52,550     US$           77,554

Property and equipment, net                                                      349,914                  591,341
Investments and advances to equity investees                                         857                    3,198
Goodwill on acquisition of consolidated subsidiaries, net                        221,687                  703,293
Judicial deposits                                                                 30,426                   39,785
Deferred income taxes and recoverable tax                                          3,437                    5,893
Other long-term assets                                                             1,552                    4,742

                                                                       --------------------- -----------------------
Total assets                                                            US$      660,423      US$      1,425,806
                                                                       ===================== =======================

                                                                                   2002                  2001
                                                                     ----------------------- -----------------------
Liabilities and stockholders' equity
Current liabilities
   Trade accounts payable                                             US$          25,785     US$          50,363
   Accounts payable to programmers                                                 51,060                  32,774
   Income taxes payable                                                               201                     492
   Sales taxes                                                                     13,586                  20,704
   Payroll and related charges                                                      5,680                  13,320
   Short-term debt                                                                323,748                  94,339
   Current portion of long-term debt                                                    -                 185,098
   Deferred subscription revenue                                                   14,846                  13,035
   Interest payable                                                                44,302                  13,103
   Other payables and accrued expenses                                              3,283                  10,683
                                                                     ----------------------- -----------------------
Total current liabilities                                            US$          482,491       US$       433,911
Long-term liabilities
   Long-term debt, less current portion                                                 -                 413,055
   Due to related companies                                                         2,111                   8,399
   Deferred sign-on and hook-up fee revenue                                        19,980                  29,890
   Other taxes                                                                      3,725                  13,223
   Reserve for contingencies                                                      112,148                  52,861
   Other payables and accrued expenses                                              3,718                  15,939
                                                                     ----------------------- -----------------------
Total long-term liabilities                                          US$          141,682       US$       533,367
                                                                     ----------------------- -----------------------
Total liabilities                                                    US$          624,173       US$       967,278
                                                                     ----------------------- -----------------------

Commitments and contingencies

Advances for future capital                                                             -                 131,154

Stockholders' equity
   Preferred stock, no par value, shares authorized,
    issued  and outstanding (2002- 1,198,784,187;
    2001 - 159,936,142)                                                         1,493,279               1,272,508
   Common stock, no par value, shares issued and outstanding (2002-
   828,371,343; 2001-121,189,144)                                                 811,737                 652,455
   Additional paid-in capital                                                      10,357                  10,357
   Unpaid capital (Subscription Receivable)                                             -                 (12,777)
   Accumulated deficit                                                         (2,046,629)             (1,345,624)
   Accumulated other comprehensive loss, net                                     (232,494)               (249,545)
                                                                     ----------------------- -----------------------
Total stockholders' equity                                           US$           36,250     US$         327,374
                                                                     ----------------------- -----------------------
Total liabilities and stockholders' equity                            US$         660,423     US$       1,425,806
                                                                     ======================= =======================

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

                                                                            Years Ended December 31,
                                                    --------------------------------------------------------------------
                                                               2002                   2001                   2000
                                                    ----------------------  ---------------------  --------------------
 Revenue
   Subscriptions                                    US$       433,538       US$      512,263       US$     485,004
   Sign-on and hook-up fees                                     9,294                 20,456                24,357
   Telecommunication services                                  18,311                 24,133                14,824
   Other services                                              26,922                 30,970                31,712
                                                    ----------------------  ---------------------  --------------------
 Total revenue                                                488,065                587,822               555,897
  Taxes and other deductions from revenues                    (84,519)               (94,749)              (67,030)
                                                    ----------------------  ---------------------  --------------------
 Net operating revenue                                        403,546                493,073               488,867
                                                    ----------------------  ---------------------  --------------------
 Programming and other direct operating costs                (235,452)              (264,337)             (253,247)
 Selling, general and administrative expenses                 (91,323)              (110,534)             (128,425)
 Depreciation and amortization                                (78,692)              (226,148)             (189,112)
 Impairment of goodwill                                        (2,773)                     -                     -
 Other                                                         (3,534)                (1,171)                1,501
                                                         -----------------       ----------------       ---------------
 Operating costs and expenses                                (411,774)              (602,190)             (569,283)
                                                         -----------------       ----------------       ---------------
 Operating loss                                                 (8,228)             (109,117)              (80,416)
 Other income (expenses):
    Monetary indexation, net                                   (26,004)              (39,699)              (34,837)
    Loss on exchange rate, net                                (134,016)              (85,480)              (27,582)
    Interest expense                                           (67,254)              (85,787)              (72,180)
    Financial expense, net                                     (95,064)              (40,188)              (25,040)
    Interest income                                              7,643                11,730                32,703
    Other                                                       (4,807)                  508                (7,882)
                                                    ----------------------  ---------------------  --------------------
 Total other expenses                                         (319,502)             (238,916)             (134,818)
                                                    ----------------------  ---------------------  --------------------
 Loss before equity in results of investees
   and minority interests                                     (327,730)             (348,033)             (215,234)
 Equity loss of investees                                       (1,162)                  (36)                 (724)
 Minority interests                                                  5                   (19)                  124
                                                    ----------------------  ---------------------  --------------------
Loss before income taxes and cumulative                       (328,887)             (348,088)             (215,834)
   effect of accounting change
 Income tax expense                                             (4,385)               (1,385)               (6,500)
                                                    ----------------------  ---------------------  --------------------
Loss before cumulative effect of accounting                   (333,272)             (349,473)             (222,334)
   change
Cumulative effect of accounting change                        (367,733)                    -                     -
                                                    ----------------------  ---------------------  --------------------
 Net loss                                           US$       (701,005)     US$     (349,473)      US$    (222,334)
                                                    ======================  =====================  ====================
Basic and diluted loss per share before
   cumulative accounting change                     US$          (0.35)     US$        (1.24)      US$       (0.94)

Cumulative accounting change                        US$          (0.39)     US$            -       US$           -
                                                    ----------------------  ---------------------  --------------------

Loss per share, basic and diluted                   US$          (0.75)     US$        (1.24)      US$       (0.94)
                                                    ======================  =====================  ====================

Weighted average number of common
    and preferred shares outstanding                       939,811,380           280,782,166           236,166,214
                                                    ======================  =====================  ====================

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
Years Ended December 31, 2002, 2001 and 2000
(Expressed in thousands of United States dollars, except share amounts)

                                                                                      Capital
                                                         ------------------------------------------------------------------

                                   Number of shares                 Capital stock
                                        Issued                                                   Additional                               Accumulated
                                 ----------------------  -------------------------------------     paid-in        Unpaid    Accumulated      others
                                 Preferred   Common     Preferred      Common         Total        capital       capital      deficit    Comprehensive    Total
                                                                                                                                             Losss
                                 -----------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1999   109,136,188 108,790,219   US$590,162  US$477,953  US$1,068,115  US$ 10,357    US$(15,156)   US$(773,817)   US$(79,352)  US$210,147
 Deferred stock compensation           -              -            -           -             -           -         1,189              -             -        1,189
 Issuance of preferred shares    45,577,022  12,398,925      648,367     174,502       822,869           -             -              -             -      822,869
 Conversion of debentures         3,240,631           -       21,414           -        21,414           -             -              -             -       21,414
 Change in cumulative
translation adjustment for the year       -           -            -           -             -           -             -              -       (45,049)     (45,049)
 Loss for the year                        -           -            -           -             -           -             -       (222,334)            -     (222,334)
                                 -------------------------------- -------------  ------------- ------------  -------------------------  --------------------------
 Balance at December 31, 2000   157,953,841 121,189,144 US$1,259,943  US$652,455  US$1,912,398  US$ 10,357    US$(13,967)   US$(996,151)  US$(124,401)  US$788,236
 Deferred stock compensation              -           -            -           -             -           -         1,190              -             -        1,190
 Conversion of debentures         1,982,301           -       12,565                    12,565           -             -              -             -       12,565
 Change in cumulative
translation adjustment for the year       -           -            -           -             -           -             -              -      (125,144)    (125,144)
 Loss for the year                        -           -            -           -             -           -             -       (349,473)            -     (349,473)
                                 -------------------------------- -------------  ------------- ------------  -------------------------  --------------------------
 Balance at December 31, 2001   159,936,142 121,189,144 US$1,272,508  US$652,455  US$1,924,963  US$ 10,357    US$(12,777) US$(1,345,624)  US$(249,545)  US$327,374
Amortization of compensation
cost of employees stock purchase plan     -           -            -           -             -           -           594              -             -          594
 August 9, 2002 activities
    Capitalization of advances
made for future capital          23,645,241 352,012,573        5,524      82,235        87,759           -             -              -             -       87,759
    Conversion of debentures,
net of issuance costs           293,004,176           -       67,297           -        67,297           -             -              -             -       67,297
    Capital contribution, net
of issuance costs               198,909,005  75,893,597       43,452      14,244        57,696           -             -              -             -       57,696
    Capitalization of
programming credits due to
shareholders                              -   3,193,830            -         746           746           -             -              -             -          746
                                515,558,422 431,100,000   US$116,273   US$97,225    US$213,498           -             -              -             -      213,498

  August 19, 2002 activities
    Capitalization of advances
made for future capital          37,811,449 276,082,012        8,499      62,057        70,556           -             -              -             -       70,556
    Conversion of debentures,
net of issuance costs           229,591,244           -       51,607           -        51,607           -             -              -             -       51,607
    Capitalization of
programming credits due to
shareholders                    221,691,214           -       49,832           -        49,832           -             -              -             -       49,832
                                489,093,907 276,082,012   US$109,938   US$62,057    US$171,995           -             -              -             -       171,995
   September 25, 2002 activities
    Capitalization of advances
made for future capital          35,872,799           -        6,740           -         6,740           -             -              -             -        6,740
    Capital contribution, net        22,917         187            3           -             3           -             -              -             -            3
of issuance costs
                                 35,895,716         187  US$   6,743  US$      -  US$    6,743           -             -              -             -        6,743

Treasury stock repurchase        (1,700,000)          -      (12,183)          -       (12,183)          -        12,183              -             -            -
Change in cumulative
translation adjustment for the
year                                      -           -            -           -             -           -             -              -        17,051       17,051
Loss for the year                         -           -            -           -             -           -             -       (701,005)                  (701,005)
                                 ---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002  1,198,784,187 828,371,343 US$1,493,279  US$811,737 US$ 2,305,016   US$10,357     US$     -  US$(2,046,629)  US$(232,494)   US$36,250

                                                                                                                                 2002           2001           2000
Loss for the year                                                                                                            (701,005)      (349,473)      (222,334)
Cumulative Translation                                                                                                          17,051      (125,144)       (45,049)
Adjustments
Total Comprehensive loss                                                                                                  US$(683,954)   US$(474,617)   US$(267,383)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

                                                                            Years Ended December 31,
                                                           -----------------------------------------------------------
                                                                    2002                 2001                 2000
                                                           -----------------  --------------------  ------------------
 Operating activities
 Net loss for the year                                     US$   (701,005)    US$    (349,473)       US$   (222,334)
    Adjustments to reconcile net loss for the year
      to net cash provided by operating activities:
       Deferred sign-on and hook-up fee revenues                    4,777               2,033                 6,109
       Amortization of deferred sign-on and hook-up fee
revenues                                                           (4,412)             (5,594)               (6,106)
       Equity in loss of investees                                  1,162                  36                   724
       Exchange losses, monetary indexation and interest,
net                                                               191,436             127,549                53,584
       Depreciation and amortization                               78,692             226,148               189,112
       Impairment of goodwill                                       2,773                   -                     -
       Deferred income tax                                          3,364               1,385                 5,046
       Cumulative effect of accounting change                     367,733                   -                     -
       Gain on disposal of assets                                    (798)             (2,292)                 (954)
       Amortization of stock purchase plan compensation
cost                                                                  594               1,190                 1,189
    (Increase) decrease in operating assets
      Trade accounts receivable                                      (280)              2,339               (16,080)
      Income taxes recoverable                                      5,638               3,134                (7,840)
      Prepaid expenses and other assets                              (958)            (11,331)               (3,961)
    Increase (decrease) in operating liabilities
      Accounts payable to suppliers and programmers                95,774              21,052                36,643
      Income taxes payable                                          1,021              (1,654)               (3,192)
      Payroll and related charges                                  (3,615)             (1,613)                8,552
      Sales taxes, accruals and other payables and other           11,316              20,393                23,506
      Contingencies accruals                                       54,503                   -                     -
                                                                ------------       ---------------        ------------
 Net cash provided by operating activities                        107,715               33,302               63,998
                                                                ------------       ---------------        ------------

 Investing activities
 Acquisition of investments
    and advances to related companies, net of repayments            2,651                (718)              (48,360)
 Acquisition of property and equipment                            (37,959)           (132,175)             (197,266)
 Proceeds from sale of equipment                                    8,631               3,884                 7,654
                                                                ------------       ---------------        ------------
 Net cash used in investing activities                            (26,677)           (129,009)             (237,972)
                                                                ------------       ---------------        ------------

 Financing activities
 Short-term debt
    Issuances                                                      46,120              94,641                96,855
    Repayments                                                   (102,266)           (175,272)             (129,568)
 Long-term debt
    Issuances                                                           -             160,278               211,386
    Repayments                                                   (107,423)           (148,700)              (46,054)
 Related party loans
    Issuances                                                       2,332             154,741                   812
    Repayments                                                     (1,227)            (39,204)              (19,594)
 Capital contributions in cash                                     91,961                   -                24,471
                                                           -----------------  --------------------  ------------------
 Net cash (used) provided by financing activities                 (70,503)             46,484               138,308
                                                           -----------------  --------------------  ------------------
 Effect of exchange rate changes on cash and cash
equivalents                                                        (7,254)            (11,850)                1,942
                                                           -----------------  --------------------  ------------------
 Increase (decrease) in cash and cash equivalents                   3,281             (61,073)              (33,724)
 Cash and cash equivalents at beginning of the year                12,474              73,547               107,271
                                                           -----------------       ---------------        ------------
 Cash and cash equivalents at end of the year              US$     15,755     US$      12,474       US$      73,547
                                                           =================  ====================  ==================
Supplemental disclosure of cash flow information
 Cash paid for income taxes                                US$        851     US$        1,567       US$        192
 Cash paid for interest                                    US$     57,288     US$       78,072       US$     80,219

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
(Expressed in thousands of United States dollars)

1.     The Company and its principal operations

a)    Nature of Business and Financial Conditions

Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company was formed on May 30, 1994 and controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator in Brazil. Net Serviços’ shares are traded at the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

Pursuant to a shareholders’ agreement of July 11, 2002, the Company is controlled, jointly with BNDESPAR, Bradesplan, RBS, Roma Participaç&otidle;es Ltda. (Romapar) and Distel Holding S.A. Romapar and Distel are controlled by Globo Comunicaç&otidle;es e Participaç&otidle;es S.A. (Globopar), the largest media and entertainment group in Brazil, which includes TV Globo Ltda., the largest television broadcasting company in Brazil and South America. The following table sets forth the interest in the Company’s common voting capital:

                                                                            December 31,
                                                          -------------------------------------------------
                                                                  2002                       2001
                                                          ---------------------     -----------------------
         Distel Holding S.A.                                       31.0%                       10.4%
         Roma Participacoes Ltda.                                  36.2%                       46.3%
         Bradesplan Participacoes S.A.                             15.8%                       17.4%
         Microsoft B.V.                                                -                        8.7%
         RBS Administracao e Cobrancas Ltda.                           -                        9.2%
         RBS Participacoes S.A.                                     6.8%                           -
         Public                                                     1.8%                           -

Net Serviços provides cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

The Company holds the following direct and indirect subsidiaries in percentage of participation — % at December 31:

                                                                     2002                    2001
                                                             --------------------- --------------------------
                                                             Direct    Indirect      Direct       Indirect
                                                             -------- ------------ ------------ -------------
         Consolidated entities
         Multicanal Telecomunicacoes S.A.                      86.00       14.00         86.00        14.00
         Net Belo Horizonte Ltda.                             100.00           -        100.00            -
         TV Video Cabo de Belo Horizonte S.A.                 100.00           -        100.00            -
         CMA Participacoes S.A.                                50.60       46.60         50.60        46.60
         Dabny, LLC                                           100.00           -         99.99            -
         G-MMDS Comunicacoes Ltda.                                 -           -         99.00         1.00
         Jonquil Ventures Ltd.                                100.00           -        100.00            -
         Net Brasilia Ltda.                                   100.00           -        100.00            -
         Net Rio S.A.                                         100.00           -        100.00            -
         Net Recife S.A.                                      100.00           -         99.99            -
         Net Sao Paulo Ltda.                                   94.37        5.63         94.37         5.63
         Cabodinamica TV Cabo Sao Paulo S.A                    63.00       37.00         63.00        37.00
         Net Campinas Ltda..                                  100.00           -        100.00            -
         Net Indaiatuba Ltda.                                 100.00           -        100.00            -
         Net Sao Carlos S. A.                                 100.00           -        100.00            -
         Net Franca Ltda.                                     100.00           -        100.00            -
         Jaguari Telecomunicacoes S. A.                        91.67        8.33         75.00        24.00
         Vicom Ltda.                                          100.00            -       100.00             -
         Net Sul Comunicacoes Ltda.                           100.00            -        99.99             -
         Net Sao Jose do Rio Preto Ltda.                           -       100.00            -        100.00
         Net Piracicaba Ltda.                                      -       100.00            -        100.00
         Net Ribeirao Preto S.A.                                   -       100.00            -        100.00
         Net Bauru Ltda.                                           -       100.00            -        100.00
         Net Goiania S.A.                                          -       100.00            -        100.00
         Net Anapolis Ltda.                                        -        70.00            -         70.00
         Net Campo Grande Ltda.                                    -       100.00            -         99.98
         Net Sorocaba Ltda.                                        -       100.00            -        100.00
         Reyc Comercio e Participacoes Ltda.                    0.50        99.50            -        100.00
         Multicanal BVI Ltda.                                      -       100.00            -        100.00
         Horizonte Sul Comunicacoes Ltda.                          -       100.00            -        100.00
         DR - Empresa de Distribuicao e Recepcao da TV             -       100.00            -        100.00
         Ltda.
         Net Parana Comunicacoes Ltda.                             -       100.00            -        100.00
         Net Joinville Ltda.                                       -       100.00            -        100.00
         Televisao a Cabo de Novo Hamburgo Ltda.                   -       100.00            -        100.00
         Uruguaiana - Empresa de TV a Cabo Ltda.                   -       100.00            -        100.00
         Televisao a Cabo Vindima Ltda.                            -       100.00            -        100.00
         Net Florianopolis S.A.                                    -       100.00            -        100.00
         Net Curitiba Ltda.                                        -       100.00            -        100.00
         Net Maringa Ltda.                                         -       100.00            -        100.00
         Americapar Participacoes Ltda.                            -       100.00            -        100.00
         Net Arapongas Ltda.                                       -       100.00            -        100.00
         TV Cabo Criciuma Ltda.                                    -        60.00            -         60.00
         TV Cabo de Chapeco Ltda.                                  -       100.00            -        100.00
         Net Londrina Ltda.                                        -       100.00            -        100.00
         Net Sul Provedor de Acesso Ltda.                          -       100.00            -        100.00
         Cable S.A.                                            44.25        55.75            -             -
         Equity Investees
         TV Cabo e Comunicacoes Jundiai S.A. (Jointly          50.00           -         50.00
         controlled)                                                                                      -
         Net Brasil S.A.                                       40.00           -         20.00            -

Net Brasil S.A. is a programming and support services broker for the NET and SKY systems, controlled by Distel Holding S.A.

The Company and its subsidiaries have made significant investments in the acquisition, construction and expansion of cable networks. The main construction phase of the cable networks was completed in 1998. These investments and the Company’s operating losses and working capital deficits have been funded by the Company’s stockholders and by loans. In addition, during 2000 the Company made three important acquisitions, Unicabo, Net Sul and Vicom, to enhance its geographical presence in Brazil. During 2001 and 2002, these acquired companies were integrated and consolidated by means of reorganizations.

The devaluation of the Brazilian real in relation to the U.S. dollar, which devalued 52.3% in the twelve month period ended December 31, 2002 had significant effects on the Company’s financial position as the Company has substantial cash obligations denominated in U.S. dollars, including principal and interest on loans, programming contracts and some imported material supplies. The exchange losses for the twelve-month period ended December 31, 2002 reached US$ 134,016, (US$ 85,480 in 2001 and US$27,582 in 2000). The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$ 3.5333: US$1.00 at December 31, 2002, R$ 2.3204: US$ 1.00 at December 31, 2001 and R$1,9554: US$1.00 at December 31, 2000. At March 25, 2003 the exchange rate was R$ 3.3892: US$1.00. The strengthening of the Brazilian Real exchange rate should have a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt and programming costs.

During the third quarter of 2002, shareholders increased capital by R$1.2 billion, corresponding to US$392,236, net of issuance costs, of which US$57,699 was received in cash, US$165,055 was represented by advances previously made by shareholders classified as advances for future capital, US$50,578 represented by programming liabilities due to shareholders converted into capital and US$118,904 represented by conversion of debentures held by shareholders. In connection with its capitalization plan, the Company started a process of renegotiating some of its short- and medium-term financial debts to realign its debt service requirement to its projected available cash flow. However, since the definition of the terms and conditions of the financial restructuring were agreed to on July 12, 2002, the overall market conditions in Brazil were volatile and continued to deteriorate. The continued deterioration and volatility led the Company’s Board of Directors to announce on December 2, 2002, its decision to review the Company’s cash flow with a view towards achieving the proper balance and a sustainable capital structure.

As more fully described in Note 9, certain obligations that came due since this announcement were not paid, including trade financing and working capital facilities, interest on the Senior Guaranteed Notes, Floating Rate Notes and interests on the Debentures of 2nd and 3rd issuances. At December 31, 2002, all liabilities arising from the Company’s debt are classified as current and include all related default interest and penalties required by the provisions of each debt instrument. Due to the failure to settle the above described obligations, which could have their payment flows impacted by the completion of the ongoing restructuring process, and the disputes regarding the compliance with restrictive contractual clauses, the Company is subject to the contingency of a collection suit from creditors, either independently or jointly.

Currently, overdue credits corresponding to 6.4% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, nor its ability to continue the negotiations with creditors.

The Company’s Board of Directors and Management understand that it is essential to achieve balance in the short and medium terms and that the negotiations with its financial creditors be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent to the Company’s Business Plan in the medium term. The Company’s Management, aided by specialized financial restructuring and legal consultants, has been continuously working on clarifying the plan to its creditors to make the Company’s debt repayment proposal feasible. During the week of March 17, 2003, the Company submitted a proposal to its creditors, along with its revised business plan. Management expects to complete such negotiations before the end of 2003.

In addition to the 2002 capitalization and ongoing debt-restructuring plan, Management reviewed operating costs and adapted the Company’s investment levels to its cash flow. As part of this process, and based on analysis and recommendations from its Programming Committee (a consulting body of its Board of Directors) the Company is still negotiating with its main content providers through Net Brasil, aiming at detaching its programming costs from the US dollar indexation and align such costs with its revenues.

Management remain focused on achieving additional cost efficiencies, having completed the negotiations relative to important outsourcing initiatives such as those involving Information Technology and the Customer Service Center, reducing the number of employees by 33% (from 4,695 in 2001 to 3,152 in 2002) and substantially improving customer service in the main capitals. Some clear examples of management actions are (i) The recent implementation of the JDEdwards integrated management system and of the budget preparation and management system (Hyperion), (ii) the start of the integration project which should replace all current billing systems with a single system that will serve the whole country and, (iii) actions aiming at improving the quality of its services and subscriber support.

b)     Corporate reorganization plan – merger of stockholder Globotel Participaç&otidle;es S.A.

As a result of certain ownership reorganization at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participaç&otidle;es S.A. With this merger Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 194,881 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro-rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the controlling shareholders. The additional capital paid is transferred to capital upon the issuance of the shares.

2.     Basis of presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America “US GAAP”, using the U.S. dollar as reporting currency. The accounting principles adopted under “US GAAP” differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standars “SFAS” 52 “Foreign Currency Translation” using the real as functional currency as from January 1, 1998 when management concluded that Brazilian economy was no longer highly-inflationary. Under the translation criteria adopted as from January 1, 1998 assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2002 – US$ 1.00: R$ 3.5333; December 31, 2001 – US$ 1.00: R$ 2.3204) and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.     Significant accounting policies

a)     Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 40 and 50 percent-owned investees, Net Brasil S.A. and Net Jundiaí S.A. respectively, are accounted for by the equity method.

b)     Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

c)    Revenue recognition

Revenue includes fees from subscription service, connection fees and revenues from providing high-speed data services. Revenue is recorded in the month the services are provided. Other services relate primarily to pay-per-view services, which are recognized when services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system. Telecommunication revenue comprises revenues from the use of Vicom networks for data interchange and is also recorded in the month services are provided. Sales taxes and sales cancellations included in gross revenues are recorded as deductions from revenues.

d)     Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$ 12,160 US$ 17,688 and US$ 7,854 for the years ended December 31, 2002, 2001 and 2000, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

e)     Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

f)    Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to equity investees under stockholders agreements whereby the Company is committed to finance its share of the development of the investees’ operations. Periodically these advances are capitalized. Allowances are made against these advances when necessary to provide for the Company’s share of the losses of such investees that exceed paid in capital.

g)     Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overheads and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed data services. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Optic fiber – 15 years; Buildings — 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment — 5 to 10 years; Vehicles and Data processing equipment — 5 years.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2002 and 2001.

In the light of the recent upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broad band internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management, based on an external independent-study, decided to revise the estimated economic useful lives of specified asset categories, as from January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

                                                                 Revised 2002
                 Description              Prior to 2002           useful life
         ----------------------------------------------------------------------------

         Cable Network                        5 - 8                  12 -15
         Optic fiber                           10                      15
         Decoders                               8                      10
         Cable MODEM                            8                      10

The impact of this change in the estimated useful life was a decrease in depreciation charges resulting in a reduction of Company’s net loss of US$ 8,132 for 2002.

h)     Goodwill

In July 2001, the Financial Accounting Standards Board – FASB issued Statements of Financial Accounting Standards (“SFAS”) 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets”, which became effective for the Company beginning January 1, 2002 and changes the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the initial impairment review for its four reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. Upon adoption of FAS 142, the Company recorded a one-time, non-cash charge of US$357 million for Net Sul and US$11 million for Vicom to reduce the carrying values of the goodwill associated with these acquisitions. The charge reflects the overall markets decline since these acquisitions were made during 2000, is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated financial statements.

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on updated fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

i)     Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss and investment carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

j)     Derivative contracts

To help mitigate the Company’s overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded through financial expenses or income.

k)     Per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and preferred stock is considered to be a common stock equivalent in sharing losses. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits.

l)     Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in stockholders’ equity. In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of stockholders’ equity.

m)     Restructuring charges

The Company reduced its work force by 2,300 employees in 2002 (1,600 in 2001) in connection with its initiatives to realign its cost structure in response to adverse market conditions. Nonrecurring severance charges of approximately US$2,800 in 2002 (US$4,390 in 2001) were fully paid and recorded as “Selling, general and administrative expense” in the statement of operations.

n)     Recent accounting pronouncements

In May 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No.145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145, eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, to report gains and loses from extinguishments of debt as extraordinary items in the statement of operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. The Statement also amends SFAS No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Application of SFAS 145 did not impact the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for the Company beginning January 1, 2003.  SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)".  SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan.  The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and had no impact into these financial statements and accompanying footnotes.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others”, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company’s financial statements are not impacted by the application of this Interpretation.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51", (FIN 46”). This interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity.

The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

— The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

— The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

— The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the fist fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises as of the end of the applicable annual period.

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

4.     Cash and cash equivalents

Cash and cash equivalents at December 31, 2002 include US$ 9,336 (US$ 27 in 2001) invested in highly liquid securities in the Brazilian financial markets, principally in first tier bank certificates of deposits, short-term government bonds and other money-market securities, with initial maturities of 30 days, with daily liquidity thereafter. The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5.     Recoverable income tax

                                                        2002                      2001
                                         -----------------------------------------------------
     Withholding income taxes              US$         5,372         US$         10,922
     Current portion                                  (2,389)                   (10,123)
                                         -----------------------------------------------------
     Long-term portion                     US$         2,983         US$            799
                                         =====================================================

Recoverable income tax represents income tax withheld upon redemption of certain investments and is available to be utilized against other similar income taxes payable. The Company and its operating subsidiaries are using these credits to offset payroll income tax withheld from employees.

6.     Goodwill on acquisition of consolidated subsidiaries, net

As discussed in Note No. 3, in January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142, the Company recorded a non-cash charge of US$367,733 to reduce the carrying value of Goodwill. Such charge is non operational in nature and is reflected as a cumulative effect of accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment is associated with the decline in Company’s stock price since the acquisitions of Net Sul and Vicom were made during 2000.

The Company recorded amortization expense of $63,726 and $49,488 for the years ended December 31, 2001 and 2000, respectively. As of January 1, 2002, in connection with the adoption of SFAS No. 142, the Company no longer amortizes goodwill. Applying the effects of adoption of SFAS 142 to the years ended December 31, 2001 and 2000, would have resulted in the following pro-forma net loss for the years ended December 31, 2001 and 2000:

                                                                                2001                    2000
                                                                       ----------------------- -----------------------
     Net loss as reported on historical basis                              US$ (349,473)           US$ (222,234)
     Exclude amortization of goodwill                                            63,726                  49,488
                                                                       ----------------------- -----------------------
     Pro forma net loss                                                    US$ (285,747)           US$ (172,746)
                                                                       ======================= =======================
     Pro forma net loss per share basic and diluted                        US$    (1.02)           US$    (0.73)

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

A Summary of changes in the Company’s goodwill during the year ended December 31, 2002 and total assets at December 31,2002, by reporting units is as follows:

                                                 Cumulative
                                                  Effect of
                                                 Accounting          Loss on         4th Quarter     December 31,
                            January 1, 2002        Change          Translation       Impairment          2002
                           ------------------- ---------------- ---------------------------------- -----------------

 Region I
    Net Campinas S.A.      US$   58,070       US$     -          US$   (19,934)       US$    -       US$   38,136
    Net Sao Paulo Ltda.          27,294               -                 (9,369)              -             17,925
    Net Sao Carlos S.A.           6,052               -                 (2,077)              -              3,975
    Net Piracicaba Ltda           4,460               -                 (1,531)              -              2,929
    Net Franca S.A.                 828               -                   (284)              -                544
    Net Indaiatuba S.A.             136               -                    (46)              -                 90
    Others                       12,424               -                   (178)              -             12,246

 Region II
    Net Belo Horizonte Ltda.     13,269               -                 (4,555)              -              8,714
    Net Rio S.A.                 12,854               -                 (4,412)              -              8,442
    Net Brasilia Ltda.            6,116               -                 (2,100)              -              4,016
    Net Recife S.A.               1,426               -                   (489)              -                937
    Others                        1,637               -                   (562)              -              1,075

 Region III
   Net Sul Comunicacoes Ltda.   529,801             (357,000)          (59,318)              -            113,483

 Region IV
   Vicom Ltda.                   28,926              (10,733)           (6,245)           (2,773)           9,175
                          ------------------- ---------------- ------------------- -------------- -----------------
 TOTAL                    US$   703,293        US$  (367,733)    US$  (111,100)     US$   (2,773)   US$   221,687
                          =================== ================ =================== ============== =================

During the fourth quarter the Company performed its annual impairment review for goodwill and recorded an additional charge of US$2,773 related to Vicom, which is recorded as a component of operating income in the accompanying statement of operations. The charge reflects Vicom’s lower than expected performance mainly due to lack of Capex investments during 2002. The cable reporting units had no additional impairment charge even considering the higher discount rates applied, mainly to the positive effects of the cost reduction measures taken since the acquisitions on their future cash flows. The translation loss was included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the year.

7.     Property and equipment, net

At December 31, property and equipment consisted of:

                                                                 December 31, 2002                          2001
                                               -------------------------------------------------------------------------
                                                                    Accumulated         Net Book          Net Book
                                                     Cost           depreciation          Value            Value
                                               -------------------------------------------------------------------------

     Cable network                                US$ 667,102      US$ (402,268)       US$ 264,834      US$ 435,313
     Data processing equipment                         63,599           (33,000)            30,599           51,099
     Buildings and improvements                         8,358            (4,856)             3,502            4,625
     Fixtures, fittings and installations               8,309            (3,932)             4,377            7,855
     Vehicles                                           1,981            (1,479)               502            1,343
     Other                                             49,237           (41,649)             7,588           20,376
                                               -------------------------------------------------------------------------
                                                      798,586          (487,184)           311,402          520,611
     Cable construction materials                      37,641                 -             37,641           69,403
     Land                                                 871                 -                871            1,327
                                               -------------------------------------------------------------------------
     Total property and equipment, net            US$ 837,098      US$ (487,184)       US$ 349,914      US$ 591,341
                                               =========================================================================

Total accumulated fixed costs and financial expenses capitalized in the cable network during the prematurity phase, net of amortization, amount to US$ 6,296 at December 31, 2002 (US$ 16,905 at December 31, 2001).

8.     Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicaç&otidle;es S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda, the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2002, 2001 and 2000 were US$1,904, US$1,616, US$2,626, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2002, 2001 and 2000 were US$19,648, US$11,507 and US$12,227, respectively. The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2002, 2001 and 2000 were US$6,510, US$7,661 and US$4,357, respectively.

The amounts due to and due from related companies as of December 31, 2002 and 2001 are as follows:

                                                        2002                              2001
                                          ---------------------------------- --------------------------------
                                               Assets        Liabilities        Assets        Liabilities
                                          ---------------------------------- --------------------------------

     Distel Holding S.A.                   US$       -      US$      566       US$     -    US$       695
     RBS Administracao e Cobranca Ltda.              -               315               -            7,704
     Net Brasil S.A                                  -            49,927               -           32,916
     Globosat Comunicacoes Ltda.                     -             2,223               -               66
     Other                                          14                 -             288                -
                                          ---------------------------------- --------------------------------
                                           US$      14      US$    53,031      US$   288    US$    41,381
                                          ================================== ================================

The amounts due to Net Brasil S.A. and Globosat Comunicacoes Ltda. are classified as "Accounts payable to programmers" under current liabilities.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participaç&otidle;es S.A. The aggregated amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the years ended December 31, 2002, 2001 and 2000 were US$4,498, US$7,091, US$16,444, respectively.

As described in note 9(x), the Company has obtained loans from Banco Nacional do Desenvolvimento Social – BNDES an entity related to BNDESPAR.

9.     Debt

At December 31, debt consisted of:

                                                                                        2002              2001
                                                                                 -------------------------------------
     U.S.dollar denominated debt:
     (i)    Multicanal Senior Guaranteed Notes                                   US$       97,692   US$     97,692
     (ii)   Net Sul Floating Rate Notes                                                    72,300           80,000
     (iii)  Trade Financing Loans                                                          37,642           76,837
     (iv)   Facilities from the International Finance Corporation IFC                      11,681           47,011
     (v)      Jonquil Ventures Ltd. Zero Coupon Guaranteed Notes with annual
            interest of 12.54% repaid at the final maturity on July 15, 2002                    -           45,711
                                                                                      --------------------------------
                                                                                          219,315          347,251
     Brazilian R$ denominated debt:
     (vi)   Non-Convertible debentures                                                     55,229           84,098
     (vii)  Convertible Debentures with interest due annually at an annual                 11,444
            interest rate of 12% over the indexation at the IGPM domestic index                            155,405
     (viii) Working Capital Loans                                                          30,056           22,471
     (ix)   Proceeds from sale of future receivables to Cable S.A. repaid in
            2002                                                                                -           38,786
     (x)    Brazilian reais facilities from the BNDES with annual interest
            between 3.5% to 4.3% over the indexation at the TJLP domestic index                 -           29,811
     Other                                                                                  7,704           14,670
                                                                                 -------------------------------------
                                                                                          104,433          345,241
                                                                                 -------------------------------------
                                                                                          323,748          692,492
     Less current portion                                                                       -         (185,098)
     Less amounts reclassified to short-term debt                                        (323,748)         (94,339)
                                                                                 -------------------------------------
     Long-term debt                                                               US$           -   US$     413,055
                                                                                 =====================================

The various base rates used to determine the interest rate of the Company's debt at December 31, follows:

                                                                                        2002              2001
                                                                                  ------------------------------------
     LIBOR                                                                              1.44%             2.44%
     TJLP                                                                                 10%               10%
     CDI                                                                               24.83%            19.02%
     IGPM                                                                              25.30%            10.84%

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A. and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Serviço’s option, in whole but not in part at 100% of the principal amount plus accrued interest in the event of certain changes affecting the withholding tax treatment of the Notes. Each holder was entitled to require that Net Serviços redeem the Notes at a redemption price of 101% of the principal amount on June 18, 2001, together with accrued interest to date. On March 20, 2001, the Company offered a waiver payment of US$ 7 per US$ 1,000 of principal amount held to holders that agreed not to exercise its redemption right on June 18, 2001. Holders of Senior Guaranteed Notes representing the principal amount of US$ 71,882 accepted the waiver payment, thereby agreeing to hold their notes until final maturity. In addition, holders representing the principal amount of US$ 25,810 did not accept the offer of a waiver payment, but nonetheless did not exercise their right on June 18, 2001. Accordingly, Senior Guaranteed Notes in the principal amount of US$ 97,692 will be held to maturity.

Senior Guaranteed Notes representing the principal amount of US$ 87,300 were redeemed on June 18, 2001. The Company’s wholly owned subsidiary Jonquil Ventures Ltd acquired Senior Guaranteed Notes representing the principal amount of US$ 44,000 with the proceeds of a sale in the European market of US$ 52,000 aggregate principal amount of “Zero-coupon Guaranteed Notes” repaid in July 2002.

The amount payable at the final maturity on June 18, 2004 includes a premium equal to 5% of the principal amount, which is accrued as interest expense by the Company.

The Company did not fulfill the interest payment of US$ 8,927, due on December 18, 2002.

According to the terms of the Senior Notes, payments of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. The Company recorded an accrual for these potential withholding taxes expenses in the amount of US$ 7,216 in connection with the Notes maturity acceleration.

At December 31, 2002, the Company is not in compliance with the net debt over operating cash flow financial covenant, which as defined in the agreement should not exceed 6.0 to 1.0 for the year.

(ii) Net Sul Floating Rate Notes

On October 28, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each year from January 31, 1998. Floating Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, the deadline for the exercise of the put options on the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total, notified the Company of their option. On October 30, 2002, Company’s wholly owned subsidiary Jonquil Ventures Limited acquired the Notes from these holders in the secondary market.

The Company did not fulfill the interest payment of US$ 932, due on January 31, 2003.

The “Floating Rate Notes” issuance agreement requires that the Company should maintain the interest coverage ratio, EBITDA (income before tax, interest, depreciation and amortization) over net interest expense, as defined in the agreement above 1.80 for the fiscal year 2002. On December 31, 2002, this ratio was 1.049, calculated according to the terms of the agreement and based on USGAAP.

(iii) Trade Financing Loans

Trade financing loans are short-term loans with local banks, guaranteed by the Company or its wholly owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were 7.90% at December 31, 2002 and 9.10% at December 31, 2001.

(iv) International Finance Corporation (IFC)

Under the IFC Facility, IFC provides loans to Distel Holding for the purpose of financing Distel Holding’s subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and members of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. Under the IFC Facility, the loans are to be repaid in twelve semi-annual installments beginning on April 15, 1999 and ending on October 15, 2004 and contain a variety of covenants.

The Company and its controlling shareholders Distel and Globopar have agreed with the IFC a series of amendments to the covenants contained in the IFC facility, in order to conform them to the terms of its other US dollar denominated indebtedness. The Company is in compliance with the amendatory letter dated October 31, 2001.

The Company is not in compliance with the financial covenants related to the IFC debt.

There are no overdue principal or interest amounts related to the IFC Facility.

(v) Jonquil Ventures Ltd. Zero Coupon Guaranted Notes

On June 15, 2001, our subsidiary Jonquil Ventures Ltd. sold in the European Market US$52.0 million aggregate principal amount at maturity of zero-coupon notes due July 15, 2002. The zero-coupon notes were guaranteed by the Company.

(vi) Non-Convertible Debentures

On February 7, 2001, the Company issued Brazilian R$ denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date).

As a result of negotiations, to eliminate the floating assets pledge that previously had applied to these debentures, interest is due at CDI plus 1.05% per annum.

Due to the Company’s debt maturities acceleration, the deferred costs of the issuance and distribution of the debentures were fully expensed on December 31, 2002.

The Company is not in compliance with the financial covenants related to the non-convertible debentures.

The Company did not fulfill the interest payment due on December 1, 2002 of US$ 5,238.

(vii) Convertible Debentures

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on issuance date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on issuance date), convertible into preferred shares maturing in December 2006.

As described in Note 1, during 2002, convertible debentures in the amount of R$365,817 thousand (equivalent to US$118,904 at the exchange rate in force at the date of the issuance of shares, net of issuance costs) were converted into equity as part of the Company’s recapitalization process. Out of the 3,500 convertible debentures issued 258 (7.4%) are outstanding.

As a result of negotiations to eliminate the floating asset pledge that previously had applied to these debentures, the Company paid an additional R$ 1,200 in respect of each debenture, which was recorded as interest expense.

The Company is not in compliance with the financial covenants related to the convertible debentures.

The Company did not fulfill the interest payment due on December 1, 2002 in the amount of US$ 1,289.

(viii)Working capital loans

The working capital loans obtained at local banks bear interest of CDI plus 3.24% per annum. These loans became overdue in December 2002 and include interest and other penalties accrued according to the agreements.

(ix) Proceeds from sale of future receivables to Cable S.A.

On June 11, 2001 the Company and its subsidiaries Net SÃo Paulo Ltda. and Net Rio S.A. entered into financial transactions with a specific limited purpose company named Cable S.A. The proceeds from these transactions amounted to US$ 52,063 and were settled by means of exchanging future accounts receivable from subscribers over a 15-month period with a grace period of 3 months ended in September 2002. Interest and other financial charges on these facilities were expensed on accrual basis over the 15-month period.

(x) Brazilian R$ facilities from the BNDES

During 1997 and 1998 certain of Net Serviços’ subsidiaries obtained loan facilities pursuant to loan agreements with the BNDES (Nacional Economic and Social Development Bank), used for expansion and upgrading of their cable networks, which were fully repaid.

Other debt related matters

Financial expenses, net: In 2002, the amount recorded in the statement of operations as financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situation noted in the debt items above and a reserve for Financial Operations Tax (IOF) under intercompany transactions, as more fully described in Note 14. In 2001 and 2000, the amounts relate primarily to the amortization of financial charges associated with the issuance of debt instruments, the ContribuiçÃo Provisória sobre MovimentaçÃo Financeira (CPMF), a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments.

Monetary variation, net: Consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index, and the Company’s debt from BNDES, the interest rates on which are adjusted periodically based on TJLP interest rate.

Loss on exchange rate, net: Consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as function of the U.S. dollar’s appreciation or devaluation in relation to the real.

10. Stockholder’s equity

Capital stock can be increased up to the limit of R$5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2002, the Company’s local currency financial statements presented an accumulated deficit of US$ 318,508 (December 31, 2001–US$ 843,290).

Relationships among controlling shareholders of Net Serviços are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for issuances at the Board of Directors discretion, as referred below, to be approved by the simple majority of the board members that attend to the meeting, which shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company’s Board of Directors shall comprise of a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned from January 1, 1996.

During 2002, the Board of Directors approved an aggregated increase in the Company’s capital stock of R$ 1.2 billion (US$392,236) by issuing for public subscription 707,182,199 common shares and 1,040,548,045 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

During 2001 the Company issued 19,823,010 new preferred shares due to the option exercised of convertible debentures as mentioned in note 9.

On May 31, 2000, the stockholders approved an acquisition of the remaining 50% ownership on the previously jointly controlled Company Unicabo Participações e Comunicações Ltda. The Company issued 40,000,000 preferred shares having a market value of US$ 61,582 at that date to José Bonifácio Coutinho Nogueira.

On July 17, 2000, the Company issued 28,648,365 new preferred shares having a market value of US$ 41,952 at that date to UniÃo Comércio e Participações Ltda. (9.549.455 shares), Globo Comunicações e Participações S.A. (9.549.455 shares), Victory Telecomunicações S.A. (9.549.455 shares), as consideration for the acquisition of Vicom Ltda.

On September 18, 2000 the Company issued 123,989,259 new common shares and 387,121,852 preferred shares, having a market value of US$ 719,335 at that date to Caboparbs Participações S.A., an affiliate of RBS Group as consideration for the acquisition of Net Sul Comunicações Ltda.

During the twelve-month period ended December 31, 2000, the Company issued 32,406,312 new preferred shares due to the option exercised of the convertible debentures as mentioned in note 9.

11. Advances for future capital

Capital advances represent funds advanced by Distel Holding S.A. that subject to certain conditions may be converted into common and preferred shares. During 2002, Distel Holding S.A. converted such advances into approximately 23 million and 352 million preferred and common shares, respectively.

12. Employee stock purchase plan

On April 17, 1997, the Company’s stockholders approved a Stock Purchase Plan to be offered to selected officers and other employees of Net Serviços and its subsidiaries, with the object of encouraging them to participate in the Company’s development and in enhancing its stockholder value.

On June 11, 1997, in connection with the aforementioned stock purchase plan, the Company’s stockholders approved the issue of 1,700,000 preferred shares totally subscribed by the officers and employees who exercised the option to purchase Net Serviços shares at a price equivalent to US$ 0.80, with an initial payment which, in aggregate, amounted to 10.4% of the total price paid up in July 1997. The capital increase totaled US$19,550 based on the traded market price of the shares. The balance of the subscription price payable by the officers and employees was presented as unpaid capital in the stockholders’ equity.

The difference between the price subscribed by the officers and employees and the traded market price of the shares on July 11, 1997 (equivalent to US$ 1.15) was recorded as a deferred compensation cost of US$ 5,950, and was amortized, as selling, general and administrative expenses, ratably up to June 2002. The Company repurchased the 1,700,000 shares for the same amount receivable from the officers and employees and recorded the unpaid capital as a reduction of paid-in capital.

13. Income tax

The statutory rates applicable in each period were as follows (in percentages):

                                                    2002        2001        2000
                                         ---------------------------------------
Federal income tax                                   25%         25%         25%
Social contribution                                   9%          8%          9%
                                         ---------------------------------------
Composite federal income tax                         34%         33%         34%
                                         =======================================

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

                                                                                     Years ended December 31,
                                                                -------------------------------------------------------------
                                                                         2002                 2001                 2000
                                                                -------------------------------------------------------------

Loss before cumulative effect accounting change,
income tax, equity in results of investees
and minority
interests in losses of consolidated
subsidiaries                                                     US$     (327,730)     US$    (348,033)      US$    (215,234)
Statutory composite tax rates                                               34.00%               33.00%                34.00%
                                                                -------------------------------------------------------------
Tax benefit at statutory rates                                   US$       111,428     US$      114,851      US$       73,180

Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and Social tax on permanent
differences USGAAP                                                          63,859                4,542                95,835
Income and Social tax on permanent
differences BRGAAP                                                       (104,873)              (3,521)              (72,509)
Non deductible goodwill amortization and
impairment                                                                 (2,773)             (10,278)               (3,954)
Other                                                                     (35,167)              (3,480)               (6,456)
Increases/decreases in valuation allowance                                (36,859)            (103,499)              (92,596)
                                                                -------------------------------------------------------------
Income tax expenses, net per consolidated
statement of operations                                          US$       (4,385)      US$     (1,385)     US$       (6,500)
                                                                =============================================================

Current income tax                                                         (1,021)                (916)               (1,454)
Deferred income tax                                                        (3,364)                (469)               (5,046)
                                                                -------------------------------------------------------------
Income tax benefit expenses, net                                 US$       (4,385)      US$     (1,385)     US$       (6,500)
                                                                =============================================================

The net deferred tax asset is comprised as follows:

                                                             December 31,
                                              ----------------------------------
                                                        2002            2001
                                              ----------------------------------
Deferred tax assets:
Tax loss carryforwards                                US$  222,284  US$  259,694
Differences between Brazilian tax basis and
US GAAP - accounting principles related to
deferred hook-up revenue charges and financial leasing       6,538        19,734
Accrued expenses - not currently deductible                 22,982        23,738
                                              ----------------------------------
                                                           251,804       303,166
                                              ----------------------------------
Deferred tax liabilities:
Differences between Brazilian tax basis and
US GAAP - accounting principles related to
- differences in depreciation rates, capitalized
financial
expenses and other items affecting property and
equipment                                                   (5,043)     (14,714)
- other differences between tax basis and
Reporting basis of assets and liabilities,
Resulting from change in functional currency               (16,127)        3,269
                                              ----------------------------------
                                                           (21,170)     (11,445)
                                              ----------------------------------
Net deferred tax assets                                    230,634       291,721
Valuation allowance                                       (230,180)    (286,627)
                                              ----------------------------------
Net deferred tax asset-non current                    US$       454  US$   5,094
                                              ==================================

Net Serviços principal operating subsidiaries continue to record tax losses and, accordingly, valuation allowances continue to be recorded for deferred tax assets recognized in these companies.

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2002 and 2001, the Company and its subsidiaries had tax loss carryforwards of US$ 676,799 and US$ 732,225, respectively.

14. Commitments and contingencies

a) Commitments

Future minimum rental payments required under non-cancelable operating leases are not significant.

Rental expenses for the years ended December 31, 2002, 2001 and 2000 were US$17,761, US$19,638 and US$20,698, respectively.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

At December 31, the reserves for contingent liabilities are summarized below:

                                                2002                   2001
                               -------------------------------------------------
Tax related matters                         US$    99,525        US$      44,083
Labor related claims                                6,958                  4,693
Civil related claims                                5,665                  4,085
                               -------------------------------------------------
Total                                       US$   112,148        US$      52,861
                               =================================================

Following is a description of the Company’s major tax related matters:

(i) 2002 activity:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transactions are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decision in respect to this matter, management has established a reserve of US$34,738 during 2002. It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$17,547 relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$4,693 for potential losses related to this assessment.

The Company is defending a federal tax assessment notice in the amount of US$ 6,170 due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Based on its substantial defense arguments and the opinion of its external legal counsel that the chance of an unfavorable outcome is remote, the Company did not establish reserves for this dispute.

The subsidiaries Net Campinas Ltda. and Net SÃo José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments, a result of the delay in the payment of the installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 2,805 for losses related to this matter.

(ii) Previous years matters:

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. The amount of US$ 36,247 (US$ 40,564 in 2001) is currently recorded under reserve for tax contingencies. Since July 1999, the subsidiaries have given up these proceedings and started to pay these contributions normally.

The judicial deposits made in connection with this litigation in the amount of US$15,956 will be relinquished upon an official judicial ruling and used to offset the amounts due related to this dispute.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2002, court deposits related to this dispute amounts to US$ 6,219.

The subsidiary Net SÃo Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 2,269, related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 2,258 to cover potential losses arising from this dispute.

Certain operators controlled by the Company are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 1,280 (US$ 800 in 2001).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 4,796. All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages filled by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 30,426 (US$ 39,785 in 2001), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

15. Financial instruments

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

(ii) Debt

At December 31, 2002 the carrying value of debt was comprised as follows:

Description                                                       Carrying Value

Multicanal Senior Guaranteed Notes                  US$                   97,692
Net Sul Floating Rate Notes                                               72,300
Trade Financing Loans                                                     37,642
IFC Credit Facility                                                       11,681
Non-Convertible Debentures                                                55,229
Convertible Debentures                                                    11,444
Working Capital Loans                                                     30,056
Other                                                                      7,704
                                                         -----------------------
Total                                               US$                  323,748
                                                         =======================

As previously noted, the Company is in default of certain loan and related covenant agreements. The Company is in current discussions with their creditors to renegotiate certain repayment terms and conditions. Concurrent with such discussions, the Company continues to reorganize their operations in an attempt to enhance their cash flow and profitability.

The Multicanal Senior Guaranteed Notes, which corresponds to approximately one third of the debt, is publicly traded. Even though those instruments are not liquid, based on very limited trading activity over the last 6 month-period, management estimates that these instruments would be trading at between 30-40 cents on the dollar. However, due to the limited trading volume and lack of a well-defined Brazilian market for all such instruments, this may not be an indicative of the fair value amounts for or the amounts for which this debt could be settled.

The remaining debt is neither public nor liquid. Due to the complexities of the current default situation, negative credit ratings, ongoing debt restructuring process and corporate reorganization activities, it is not possible to provide a reliable estimate of the fair value of these debt instruments, as the ultimate outcome of the negotiations is unknown.

(iii) Derivatives

In order to help manage the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, Net Serviços entered into short-term forward interest and foreign exchange swaps contracts throughout 2002. At December 31, 2002 there were no outstanding contracts.

16. Non-cash transactions

The following non-cash transactions occurred as part of the recapitalization of the Company:

  Programming credits amounting to R$155,184 thousand (equivalent to US$49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$2,236 thousand (equivalent to US$746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$383,191 thousand (equivalent to US$123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$18,491 thousand (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS AdministraçÃo e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

17. Guarantor subsidiaries — consolidating statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de ComunicaçÃo S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de ComunicaçÃo S.A.‘s consolidated subsidiaries, except for Net Anápolis, Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo SÃo Paulo S.A. (Old Net SÃo Paulo), Net Campinas, Net Indaiatuba, Net SÃo Carlos, Net Franca, Jaguari Telecomunicações, Vicom Ltda. and Net Sul Comunicações Ltda .and its subsidiaries and the guarantee of the US$80,000 LIBOR plus 3.00% to 3.625% Floating Rate Notes equal to three-month LIBOR as quoted on display page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de ComunicaçÃo S.A. and are jointly and severally guaranteed by Net Sul subsidiary Guarantors. The condensed consolidated balance sheet at December 31, 2002 and 2001 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002, are presented for (i) Net Serviços de ComunicaçÃo S.A., (ii) subsidiaries which are guarantors of the Multicanal Senior Guaranteed Notes (all wholly-owned), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul), (iv) subsidiaries that are not guarantors and (v) elimination entries, for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de ComunicaçÃo S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)".

                                             Net Serviços    Wholly-owned
                                                (parent       subsidiaries       Net Sul           Net Sul       Non-guarantor                           Net Serviços
                                               company)        (combined)     non guarantors     guarantors       subsidiary        Eliminations        (consolidated)
                                            ------------------------------------------------------------------------------------------------------      --------------
Balance Sheet
Current assets
Cash and cash equivalents                   US$      260     US$   7,995       US$    126     US$     3,905      US$    3,469      US$         -       US$     15,755
Accounts receivable, net                               -          17,959              952             1,407             9,294                  -               29,612
Other current assets                               2,055           1,418              359               514             2,837                  -                7,183
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   2,315      US$  27,372       US$  1,437     US$     5,826      US$   15,600      US$         -       US$     52,550
Property and equipment, net                       29,606         158,187           35,967            35,861            90,293                  -              349,914
Investments and advances to investees                857               -                -                 -                 -                  -                  857
Investments and advances to
consolidated subsidiaries                         72,493         329,731         (14,028)            14,028                 5      US$ (402,229)                    -
Goodwill, net (consolidated
subsidiaries)                                    205,006          16,680                -                 -                 -                  -              221,687
Other assets                                      76,022        (50,838)          (7,858)            14,878             3,212                  -               35,415
                                            --------------------------------------------------------------------------------------------------------------------------
Total assets                                US$  386,299     US$ 481,132       US$  15,518     US$    70,593      US$   109,110     US$ (402,229)       US$    660,423
                                            ==========================================================================================================================
Current liabilities
programmers                                 US$       -      US$  26,255        US$  5,345     US$     5,086      US$    14,374     US$         -       US$     51,060
Short-term debt                                 216,521           23,630            72,136             4,523              6,938                 -              323,748
Due to related companies                         48,117           15,824                 -                 -                  -          (63,941)                    -
Current portion of long-term debt                     -                -                 -                 -                  -                 -                    -
Other current liabilities                        41,056           37,949             7,523             3,420             17,735                 -              107,683
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$ 305,694      US$ 103,658        US$ 85,004     US$    13,029      US$    39,047     US$  (63,941)       US$    482,491
Long-term liabilities
Long-term debt                                        -                -                 -                 -                  -                 -                    -
Due to related companies                          2,111          370,034          (22,723)            81,862            168,988         (598,161)                2,111
Deferred sign-on and hookup fee
revenue                                               -           10,682                24             2,322              6,952                 -               19,980
Other payables and accruals                      42,244           45,529             8,325             4,241             19,252                 -              119,591
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   350,049    US$ 529,903        US$ 70,630     US$   101,454      US$   234,239     US$ (662,102)       US$    624,173
                                            --------------------------------------------------------------------------------------------------------------------------
Minority interestes in consolidated
subsidiaries                                            -              -               119                 -                  -             (119)                    -
Stockholders' equity (deficit)
Capital                                     US$ 2,315,373    US$ 338,935        US$ 67,337    US$        117,150  US$    98,685     US$ (622,107)       US$  2,315,373

Accumulated deficit                           (2,046,629)      (737,908)         (136,890)             (170,003)      (323,592)         1,368,393          (2,046,629)
Cumulative translation adjustments              (232,494)        350,202            14,322                21,992         99,778         (486,294)            (232,494)
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$    36,250    US$(48,771)        US$(55,231)   US$       (30,861)  US$ (125,129)     US$   259,991       US$     36,250
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   386,299    US$ 481,132        US$ 15,518    US$        70,593   US$   109,110     US$ (402,229)       US$    660,423
                                            ==========================================================================================================================

                                                                                                  Guarantors
                               Net Serviços    Wholly-owned
                                    (parent    subsidiaries     Net Sul            Net Sul      Non-guarantors                           Net Serviços
                                   company)     (combined)    Non guarantors     guarantors        subsidiary        Eliminations       (consolidated)
                              --------------------------------------------------------------------------------------------------------------------------
Statement of operations
Net revenue                   US$         -  US$   186,561  US$   43,068      US$    35,641   US$    134,775         US$   3,501         US$     403,546
Direct operating expenses                 -      (107,871)      (22,446)           (21,546)         (80,093)             (3,496)               (235,452)
Selling, general and
administrative expenses             (25,914)      (19,686)       (6,912)            (5,458)         (14,540)                 (6)                (72,516)
Depreciation and amortization        (9,965)      (25,717)       (8,048)           (10,993)         (26,742)                   -                (81,465)
Cumulative effect of
accounting change                  (367,733)             -             -                  -                -                   -               (367,733)
Other, net                           (3,367)       (8,816)       (1,930)              (379)          (7,849)                   -                (22,341)
Pre-acquisition income                    -              -             -                  -                -                   -
Exchange gains (losses), net        (79,841)      (23,950)      (37,752)            (7,309)         (11,168)                   -               (160,020)
Financial expense                  (130,768)        67,420       (8,399)            (2,437)         (53,332)            (47,316)               (174,832)
Financial income                    159,019      (187,558)           202               185               991              47,318                  20,157
Equity in results of
consolidated subsidiaries          (238,766)       327,165         4,225                 -               557            (93,181)                       -
Investees                            (1,162)            -              -                 -                 -                   -                 (1,162)
Other, net                           (2,508)       (2,859)           304               252                 9                   -                 (4,802)
Income tax                                -          (347)         (703)               223           (3,558)                   -                 (4,385)
Minority interest in results of
consolidated subsidiaries                 -              -            -                  -               601               (601)                      -
                              --------------------------------------------------------------------------------------------------------------------------
Loss for the period           US$  (701,005) US$   204,342  US$ (38,391)      US$ (11,821)    US$   (60,349)        US$ (93,781)         US$   (701,005)
                              ==========================================================================================================================
Statement of Cash Flows
Net cash provided by operating
activities                    US$   393,445  US$ (769,312)  US$  20,289       US$  20,030     US$     13,743        US$ 429,520          US$     107,715
Cash used in investing
activities
Acquisition of property and
equipment                           (8,731)      (13,504)       (3,152)           (3,112)            (9,460)                  -                 (37,959)
Acquisition of investments
and advances                      (236,504)      (51,473)            -                 -                 (9)            290,637                    2,651
Net cash acquired from
acquisition Unicabo
Proceeds from sale of
equipment                              105       (10,938)        1,400             1,383              16,681                  -                    8,631
Net cash provided by financing
activities
Change in overdraft facilities ,
net
.. Short-term debt
... Issuances                        35,759         7,248           473               466               2,174                  -                   46,120
... Repayments                      (30,166)     (69,919)             -                 -             (2,181)                  -                (102,266)
.. Long-term debt
... Issuances                             -             -             -                 -                   -                  -                        -
... Repayments                         (684)     (97,673)       (3,943)           (3,893)             (1,230)                  -                (107,423)
.. Related party loans
... Issuances                        320,338      104,472        28,707                 -              94,630          (574,157)                    2,332
... Repayments                     (342,142)      584,694      (23,735)          (19,652)            (54,392)          (146,000)                  (1,227)
.. Capital contribution               91,961            -             -                 -                   -                  -                   91,961
.. Spin off                                -            -             -                 -                   -                  -                        -
Effect of exchange rate changes
on cash and cash equivalents       (226,439)     319,366      (21,072)          (20,804)            (58,305)                  -                  (7,254)
Cash and cash equivalents -
beginning of period                   3,318        5,034         1,159             1,145               1,818                  -                   12,474
                              -------------------------------------------------------------------------------------------------------------------------
Cash and Cash equivalents -
end of period                 US$       260  US$  7,995    US$     126        US$  3,905     US$       3,469         US$      -           US$    15,755
                              =========================================================================================================================

                                             Net Serviços    Wholly-owned
                                                (parent       subsidiaries       Net Sul           Net Sul       Non-guarantor                           Net Serviços
                                               company)        (combined)     non guarantors     guarantors       subsidiary      Eliminations          (consolidated)
                                            --------------------------------------------------------------------------------------------------------------------------
Balance Sheet
Current assets
Cash and cash equivalents                   US$     3,318     US$   5,034      US$       38      US$    1,921    US$    1,818     US$       345        US$     12,474
Accounts receivable, net                                -          34,516               918             4,416           6,253           (1,374)                44,729
Other current assets                                7,509           6,846             2,283               266           3,447                 -                20,351
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$    10,827     US$  46,396      US$    3,239      US$    6,603    US$   11,518     US$   (1,029)        US$     77,554
Property and equipment, net                        43,562         259,238            58,480            69,127         160,934                 -               591,341
Investments and advances to investees               3,198               -                 -                 -               -                 -                 3,198
Investments and advances to
consolidated subsidiaries                         213,951          43,443           181,998                73           5,826     US$ (445,291)                     -
Goodwill, net (consolidated
subsidiaries)                                     684,168          19,125                 -                 -               -                 -               703,293
Other assets                                       13,736          14,758             4,644             4,386          12,896                 -                50,420
                                            --------------------------------------------------------------------------------------------------------------------------
Total assets                                US$   969,442    US$  382,960      US$  248,361      US$   80,189     US$ 191,174     US$ (446,320)        US$  1,425,806
                                            ==========================================================================================================================
Current liabilities
Accounts payable to suppliers and
programmers                                 US$         -    US$   16,215      US$    4,037      US$    2,456     US$  11,004     US$      (938)        US$    32,774
Short-term debt                                    42,283          42,795                 -             1,225           8,036                 -                94,339
Due to related companies                           42,527          21,491                 -                 -           5,856           (69,874)                    -
Current portion of long-term debt                  31,428          85,171            32,214            12,278          24,007                 -               185,098
Other current liabilities                          12,940          62,288            12,583            10,419          23,383                87               121,700
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   129,178    US$  227,960      US$   48,834      US$   26,378     US$  72,286     US$  (70,725)        US$    433,911
Long-term liabilities
Long-term debt                                    355,016             230            48,062             3,405           6,342                 -               413,055
Due to related companies                          134,383         353,460           245,567                 -         204,432         (798,289)               139,553
Deferred sign-on and hookup fee
revenue                                                 -          16,210             3,012                 -          10,668                 -                29,890
Other payables and accruals                        23,490          36,099             8,885             6,384           7,165                 -                82,023
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   642,067    US$  633,959      US$  354,360      US$   36,167     US$ 300,893     US$ (869,014)        US$  1,098,432
                                            --------------------------------------------------------------------------------------------------------------------------
Minority interestes in consolidated
subsidiaries
Stockholders' equity (deficit)
Capital                                     US$ 1,922,543    US$  332,544      US$    97,789      US$   86,698     US$   98,685   US$ (615,716)        US$  1,922,543
Accumulated deficit                           (1,345,623)        (954,852)         (198,242)          (52,460)        (262,061)       1,467,614           (1,345,624)
Cumulative translation adjustments              (249,545)         371,309            (5,546)             9,784           53,657       (429,204)             (249,545)
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$   327,375    US$ (250,999)     US$ (105,999)      US$   44,022     US$ (109,719)  US$   422,694        US$    327,374
                                            --------------------------------------------------------------------------------------------------------------------------
                                            US$  969,442     US$  382,960      US$   248,361      US$   80,189     US$   191,174  US$ (446,320)        US$  1,425,806
                                            ==========================================================================================================================

                                                                                                  Guarantors
                                      Net Serviços          Wholly-owned
                                         (parent            subsidiaries          Net Sul                Net Sul       Non-guarantor                         Net Serviços
                                         company)            (combined)       Non guarantors            guarantors      subsidiary       Eliminations       (consolidated)
                                   ------------------------------------------------------------------------------------------------------------------------------------------
Statement of  operations
Net revenue                          US$     12,897        US$     225,334    US$    53,641           US$    45,951    US$   162,543    US$    (7,293)      US$     493,073
Direct operating expenses                         -              (127,833)         (26,816)                (25,543)         (86,494)             2,349            (264,337)
Selling, general and
administrative expenses                    (31,881)               (32,172)         (10,346)                 (8,247)         (28,431)             4,933            (106,144)
Depreciation and amortization              (65,637)               (84,395)         (10,473)                (20,012)         (45,631)                 -            (226,148)
Other, net                                    (155)                (1,613)            (110)                 (1,151)            1,858                 -              (1,171)
Pre-acquisition income                            -                      -                -                                        -                 -                    -
Exchange gains (losses), net               (60,975)               (29,350)         (15,212)                 (7,458)         (12,108)              (76)            (125,179)
Financial expense                          (91,955)               (17,926)         (12,257)                 (3,676)         (37,608)            32,099            (131,323)
Financial income                            114,630               (67,186)              245                     178            1,310          (32,099)               17,078
Equity in results of
consolidated subsidiaries                 (224,580)               (12,838)                -                                 (11,296)          248,714                -
Investees                                      (36)                      -                -                                        -                -                  (36)
Other, net                                  (1,781)                  (363)            (668)                   (181)            (889)                -               (3,882)
Income tax                                        -                  (790)            (610)                       -               15                -               (1,385)
Minority interest in results of
consolidated subsidiaries                         -                      -             (19)                                        -                -                  (19)
                                   ------------------------------------------------------------------------------------------------------------------------------------------
Loss for the period                  US$  (349,473)        US$   (149,132)    US$  (22,625)           US$  (20,139)    US$  (56,731)    US$   248,627       US$   (349,473)
                                   ==========================================================================================================================================
Statement of Cash Flows
Net cash provided by operating
activities                          US$    143,714         US$   (212,411)   US$   15,006            US$    26,905     US$    60,088    US$         -       US$      33,302
Cash used in investing
activities
Acquisition of property and
equipment                                 (13,958)                (62,107)        (7,403)                  (3,997)          (44,710)                -             (132,175)
Acquisition of investments
and advances                              (52,708)               (126,361)              -                        -                 3          178,348                 (718)
Net cash acquired from
acquisition Unicabo
Proceeds from sale of
equipment                                      233                (35,288)          2,275                    1,228            35,436                -                 3,884
Net cash provided by financing
activities
Change in overdraft facilities ,
net
.. Short-term debt
... Issuances                                27,007                 67,031            134                       134               335                -                94,641
... Repayments                             (96,394)               (37,324)       (24,246)                   (2,677)          (14,631)                -             (175,272)
.. Long-term debt
... Issuances                              112,567                  47,711              -                         -                 -                -               160,278
... Repayments                           (107,147)                (11,272)        (4,140)                  (11,653)          (14,488)                -             (148,700)
.. Related party  loans
... Issuances                              244,909                 491,034         63,262                         -           144,186        (788,650)               154,741
... Repayments                            (49,308)               (464,376)       (10,441)                         -         (125,381)          610,302              (39,204)
.. Capital contribution                                                  -              -                         -                 -                -                     -
.. Spin off                                      -                       -              -                         -                 -                -                     -
Effect of exchange rate changes
on cash and cash equivalents            (274,193)                 346,272       (34,549)                   (8,182)          (41,543)              345              (11,850)
Cash and cash equivalents -
beginning of period                       68,596                    2,125            140                       163             2,523                -                73,547
                                   ------------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents -
end of period                       US$    3,318          US$       5,034     US$     38               US$   1,921      US$    1,818    US$       345      US$       12,474
                                   ==========================================================================================================================================

                                                                                                      Guarantors
                                           Net Serviços        Wholly-owned
                                             (parent           subsidiaries         Net Sul                  Net Sul      Non-guarantor                     Net Serviços
                                             company)           (combined)       non guarantors             guarantors      subsidiary     Eliminations    (consolidated)
                                       -----------------------------------------------------------------------------------------------------------------------------------
Statement of operations
Net revenue                              US$     23,575      US$     253,355     US$     22,913           US$    19,439  US$    177,711   US$    (8,126)    US$   488,867
Direct operating expenses                          (11)            (142,440)            (6,864)                 (9,627)        (95,184)              879        (253,247)
Selling, general and
administrative expenses                        (40,550)             (47,553)            (8,263)                 (7,195)        (32,111)            7,247        (128,425)
Depreciation and amortization                  (52,305)             (81,290)            (1,862)                (10,273)        (43,382)                -        (189,112)
Other, net                                        (117)                 (72)            (5,427)                 (2,476)           1,711                -          (6,381)
Pre-acquisition income                                -                    -                  -                       -               -                -                -
Exchange gains (losses), net                   (43,856)              (6,601)            (5,090)                 (2,474)         (4,398)                -         (62,419)
Financial expense                              (72,153)               37,648            (7,615)                 (1,831)        (30,152)         (23,437)         (97,540)
Financial income                                108,834            (100,722)              (103)                     103           1,474           23,437           33,023
Equity in results of
Consolidated subsidiaries                     (143,539)               20,509                  -                       -        (10,566)          133,596                -
.. Investees                                       (724)                    -                  -                       -               -                -            (724)
Other, net                                            -                    -                 34                    (34)               -                -                -
Income tax                                      (1,488)              (6,685)              4,528                     (4)             448          (3,299)          (6,500)
Minority interest in results of
consolidated subsidiaries                             -               29,757                 26                       -             488         (30,147)              124
                                       -----------------------------------------------------------------------------------------------------------------------------------
Loss for the period                      US$   (222,334)     US$    (44,094)     US$    (7,723)           US$  (14,372)  US$    (33,961)   US$   100,150    US$ (222,334)
                                       ===================================================================================================================================
Statement of Cash Flows
Net cash provided
by operating activities                  US$     170,344     US$    (329,513)    US$      9,426           US$   16,756   US$    196,985    US$         -    US$    63,998
Cash used in investing activities
Acquisition of property and
equipment                                       (23,555)             (99,463)           (3,113)                (5,534)         (65,601)                -        (197,266)
Acquisition of investments and
advances                                       (194,867)               12,770                 -                      -              (9)          131,454         (50,652)
Net cash acquired from
acquisition Unicabo                                2,292                    -                 -                      -                -                -            2,292
Proceeds from sale of equipment                      171                7,271                72                    129               11                -            7,654
Net cash provided by financing
activities
Change in overdraft facilities, net
.. Short-term debt
.. Issuances                                       27,916               29,152             2,829                  5,028           31,930                -           96,855
.. Repayments                                    (60,581)               15,771           (6,861)               (12,284)         (65,613)                -        (129,568)
Long-term debt
.. Issuances                                      213,581             (21,084)               249                    444           18,196                -          211,386
.. Repayments                                    (84,481)              122,199           (2,462)                (4,376)         (76,934)                -         (46,054)
.. Related party loans
..  Issuances                                       3,655              214,034                 -                      -           88,431        (305,308)              812
.. Repayments                                     (2,604)            (128,125)                 -                      -         (62,718)          173,853         (19,594)
.. Capital contribution                            24,471                    -                 -                      -                -                -           24,471
.. Spin off                                             -                    -                 -                      -                -                -                -
Effect of exchange rate changes on
cash and cash equivalents                      (109,723)              175,890                 -                      -          (64,225)               -            1,942
Cash and cash equivalents -
beginning of period                              101,977                3,224                 -                      -             2,070               -          107,271
                                       -----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents -  end
of period                                US$      68,596     US$        2,126    US$        140            US$     163   US$       2,523    US$      (1)   US$     73,547
                                       ===================================================================================================================================

18. Supplementary information

                                                     2001                       Year ended December 31, 2002
                                         ------------------------------------------------------------------------------------
                                               Balance at             Charges              Effect of            Balance
                                               beginning                 To                 Currency             at end
             Descriptions                       of year               Expense             Devaluation           of year
-----------------------------------------------------------------------------------------------------------------------------

Allowance for doubtful accounts            US$   (10,011)       US$        (11,235)    US$         9,330   US$      (11,916)
                                         ------------------------------------------------------------------------------------
Income tax valuation allowance             US$  (286,627)       US$        (36,859)    US$        93,306   US$     (230,180)
                                         ------------------------------------------------------------------------------------
Provision for losses in equity investees
Net Brasil S.A.                            US$       (44)       US$         (1,414)    US$           228   US$       (1,230)
                                         ====================================================================================

                                                     2000                        Year ended December 31, 2001

Allowance for doubtful accounts            US$    (9,935)       US$        (11,913)    US$        11,837   US$      (10,011)
                                         ------------------------------------------------------------------------------------
Amortization of goodwill:
CMA - Participacoes S.A.                   US$   (19,031)       US$            (26)    US$            27   US$      (19,030)
Multicanal BH                                    (20,632)                   (3,119)                5,615            (18,136)
Net Rio S.A.                                     (19,363)                   (3,177)                1,837            (20,703)
Net Sao Paulo ( Old Net Sao Paulo )              (26,024)                   (5,687)                2,358            (29,353)
Net Brasilia S.A.                                 (6,743)                   (1,310)                1,057             (6,996)
Net Recife S.A.                                     (314)                     (187)                   49               (452)
Net Campinas S.A.                                 (8,998)                   (7,013)                  627            (15,384)
Net Franca S.A.                                     (123)                      (96)                   30               (189)
Net Indaiatuba S.A.                                  (21)                      (17)                    -                (38)
Net Sao Carlos S.A.                                 (941)                     (731)                  195             (1,477)
Vicom Ltda.                                       (1,382)                   (2,140)                  208             (3,314)
Net Sul Comunicacoes Ltda.                       (16,607)                  (35,580)                2,023            (50,164)
GMMD-S Comunicacoes Ltda.                             (1)                       (5)                    -                 (6)
Consolidated subsidiaries of
Multicanal Cabo                                   (7,484)                   (1,209)                  845             (7,848)
                                         ------------------------------------------------------------------------------------
                                           US$  (127,664)       US$        (60,297)    US$        14,871   US$     (173,090)
                                         ------------------------------------------------------------------------------------
Income tax valuation allowance             US$  (233,779)       US$       (103,499)    US$        50,651   US$     (286,627)
                                         ------------------------------------------------------------------------------------
Provision for losses in equity investees
Net Brasil S.A.                            US$      (148)       US$             104    US$             -   US$          (44)
                                         ====================================================================================

                                          1999                     Year ended December 31, 2000
                                   ----------------------------------------------------------------------------
                                       Balance at          Charges         Effect of          Balance
                                       beginning             to             currency           at end
      Descriptions                      of year            expense        devaluation          of year
---------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts     US$     (6,252)    US$    (3,683)    US$          -    US$      (9,935)
                                   ----------------------------------------------------------------------------
Amortization of goodwill:
CMA - Participacoes S.A.            US$     (15,584)   US$       (31)    US$     (3,416)   US$     (19,031)
Multicanal BH                               (17,937)          (4,222)             1,527            (20,632)
Net Rio S.A.                                (17,033)          (3,780)             1,450            (19,363)
Net Sao Paulo (Old Net Sao Paulo)           (21,462)          (6,388)             1,826            (26,024)
Net Brasilia S.A.                            (5,123)          (1,559)              (61)             (6,743)
Net Recife S.A.                                (244)             (91)                21               (314)
Unicabo Participacoes e
Comunicacoes S.A.                              (543)                -               543                   -
Net Campinas S.A.                                  -          (8,998)                 -             (8,998)
Net Franca S.A.                                    -            (123)                 -               (123)
Net Indaiatuba S.A.                                -             (21)                 -                (21)
Net Sao Carlos S.A.                                -            (941)                 -               (941)
Vicom Ltda.                                        -          (1,382)                 -             (1,382)
Net Sul Comunicacoes Ltda.                         -         (16,607)                 -            (16,607)
GMMD-S Comunicacoes Ltda.                          -              (1)                 -                 (1)
Consolidated subsidiaries of
Multicanal Cabo                              (6,193)          (1,816)               525             (7,484)
                                   ----------------------------------------------------------------------------
                                     US$    (84,119)   US$   (45,960)    US$      2,415    US$    (127,664)
                                   ----------------------------------------------------------------------------
Income tax valuation allowance       US$   (147,456)   US$   (92,596)    US$      6,273    US$    (233,779)
                                   ----------------------------------------------------------------------------
Provision for losses in equity investees
Net Brasil S.A.                      US$           -   US$      (148)    US$          -    US$        (148)
                                   ============================================================================

19. Subsequent events

After the capital increase occurred in 2002, the percentage of outstanding Company shares became lower than 25% of total shares issued, contrary to the BOVESPA’s Differentiated Corporate Governance Practices Regulation. On March 25, 2003, the Company requested and was granted by BOVESPA a period of 180 days to recompose the minimum outstanding shares percentage.

On March 19, 2003, the Company received a notification from NASDAQ about the non-compliance with “The NASDAQ National Market” listing rule, due to the offer to purchase ADSs of its issuance and for being lower than the price of US$ 1.00 for thirty consecutive days. After the period of 180 consecutive days from the date of the notification and if there is no further violation, the Company may choose to transfer its securities to “The NASDAQ SmallCap Market”.

20. Update of NASDAQ ruling

On May 6, 2003 the Company received a notification from NASDAQ stating that the closing bid price of the Company’s ADSs had been at $1.00 per share or greater for at least 10 consecutive trading days. Accordingly, the Company has regained compliance with the Marketplace Rule 4450(b)(4) and this matter was closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.